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                                   SUPPLEMENT
                                       TO
                           OFFER TO PURCHASE FOR CASH
                     UP TO 13,120 LIMITED PARTNERSHIP UNITS
                                       OF
                   MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP
                                       AT
                                 $300 PER UNIT
                                       BY
                      MADISON LIQUIDITY INVESTORS 114, LLC
                               (the "Purchaser")


  THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD HAS BEEN EXTENDED, AND WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON JUNE 26, 2001, UNLESS FURTHER EXTENDED.

  This Supplement provides additional information concerning the Purchaser's Offer, dated May 16, 2001, to purchase limited partnership Units in Marriott Residence Inn Limited Partnership, a Delaware limited partnership (the "Partnership"). The Offer is made pursuant to the Purchaser's Offer to Purchase of that date, as supplemented hereby, and this Supplement should be read in conjunction therewith.

     The Purchaser is a Delaware limited liability company owned by MRI Partners, LLC ("MRI Partners"), a joint venture between Madison Capital Management, LLC ("Madison Capital") and Haberhill LLC ("Haberhill"). MRI Partners is the managing member of the Purchaser and Madison Capital through subsidiaries is the managing member of MRI Partners. Madison Capital is a privately-held investment management firm. Haberhill is a privately-held real estate investment advisory firm. Madison Capital, Haberhill, MRI Partners, Bryan
E. Gordon and Ronald M. Dickerman, the principals of Madison, and Douglas H.S. Greene, the principal of Haberhill, are Co-Bidders with the Purchaser in the Offer. None of the Purchaser nor any such co-bidder is affiliated with the Partnership or its general partner. For information concerning the Purchaser and its principals, please refer to Section 11 - "Certain Information Concerning the Purchaser" and Schedule I to the Offer to Purchase and the information set forth below.

  Unitholders are urged to read carefully this Supplement and the Offer to Purchase, including the accompanying Agreement of Assignment and Transfer, before deciding whether to tender their Units.

     Unitholders should be aware of the following:

  Consideration for Units. The Purchaser is offering $300 per Unit, in cash, reduced by any cash distributions made or declared on or after May 16, 2001, with interest at the rate of 7% per annum from the Expiration Date to the date of payment, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time. If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase
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in consideration.

  The Purchaser and the Co-Bidders have not engaged a Depositary for the Offer. Tendered Units will be received by the Purchaser and submitted by the Purchaser to the transfer agent for the Partnership for transfer, and the Purchaser will hold the funds necessary to pay Unitholders for purchased Units upon transfer of the Units to the Purchaser. The Purchaser and the Co-Bidders have chosen not to engage a Depositary because affiliates of the Purchaser have substantial experience in transferring limited partnership interests, as well as to minimize the costs of the Offer. The Purchaser does not believe that the absence of a Depositary will result in any delay in effectuating transfers.

     As explained in the Offer to Purchase, the Purchaser established the Offer Price based on its analysis of the Partnership's assets and estimates of when the Partnership may liquidate. This analysis yielded a estimated value of approximately $144 million for the Partnership's properties and, after assuming the use of the Partnership's cash and equivalents to fund $47 million of future capital expenditures as publicly estimated by the Partnership, and subtracting mortgage debt and the General Partner's one percent share of sales and refinancing proceeds, an estimated value of approximately $40 million, or $614 per Unit. For the reasons set forth therein, however, the Purchaser does not believe that this estimated per Unit value is an accurate reflection of what an investor might receive today or in future periods, in respect of a Unit. In addition, as explained in the Offer to Purchase, the principals of the Purchaser own a small percentage of outstanding Units which were acquired between April 1998 and March 1999 in an unregistered tender offer at a price of $400 per Unit (which took place prior to the distribution resulting from the class action litigation of $152 per Unit that was paid to Unitholders during the fourth quarter of 2000, and, adjusted for such distribution, was at a net price of $248 per Unit in comparison to the current Offer). In consideration of the limited and inefficient nature of the market for the Units, the Purchaser does not believe that the prices paid for previously acquired Units should be relied upon as a complete and accurate representation as to the current fair market value of the Units.

     The Purchaser continues to believe, although it cannot guarantee, that the Offer may be an attractive one for many Unitholders, based on (i) the Offer Price being greater than current and recent historical secondary market prices,
(ii) the Partnership's historical operations and distribution performance, (iii) the nature and condition of the Partnership's properties and the future capital expenditure obligations they will require, (iv) the terms of the Partnership's indebtedness and the long-term management agreement encumbering such properties and (v) the financial and record-keeping benefits that will accrue to a Unitholder whose interest is purchased.

  Expiration Date. The Expiration Date of the Offer has been extended to 5:00 p.m., Eastern Daylight Time, on June 26, 2001 or such other date to which this Offer may be extended. The Purchaser is offering to pay interest on the Offer Price because the Partnership's Limited Partnership Agreement, which provides, among other things, that assignments become effective on the first day of a fiscal quarter of the Partnership, will in all likelihood delay payment for Units accepted for payment until after the first day of the Partnership's fourth fiscal quarter (approximately October 1, 2001). The Purchaser believes the Partnership's practice is to provide confirmation of transfers only after they have actually taken place, which may be some days or one or more weeks after the date of transfer. The Purchaser will pay for Units accepted for payment as soon as possible after receipt of confirmation of transfers.

  Other Terms of the Offer.

     Units We Are Seeking to Purchase. We are seeking to purchase up to 13,120 Units of limited partnership interest in the Partnership. These Units, which constitute 20% of the 65,600 Units originally issued in the Partnership's registered offering of Units in 1988, are held primarily by persons unaffiliated with the Partnership and its general partner. We will purchase up to 13,120 Units, on a pro rata basis as set forth in and on the other terms and conditions set forth in the Offer to Purchase and this Supplement, from any Unitholder who tenders, including any affiliates of the Partnership which may own Units.

     Conditions to the Offer. There are no conditions to the Offer based on minimum Units tendered, the availability of financing or otherwise determined by the success of the Offer. We may, however, not be obligated to purchase Units in the event certain conditions, set forth in the Offer to Purchase, occur prior to the Expiration Date, such as legal or governmental actions which would prohibit the purchase or if a material adverse change occurs with respect to the Partnership or its business (including extraordinary distributions by, or change in control of, the Partnership). The purpose of the condition described in clause (g) of Section 13 of the Offer to Purchase is to protect the
Purchaser against actions the Partnership or others may take prior to the Purchaser's payment for Units which might impair their value or impose special or extraordinary obligations on the Purchaser as a result of ownership thereof. Subsequent to the Expiration Date and prior to payment for the Units, we will not be obligated to purchase any Units if a legal or governmental action would prohibit the purchase or if the Partnership does not transfer record ownership of the Units to us.
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     Withdrawal Rights.  You may withdraw tendered Units at any time until the
Offer expires, and, if and to the extent tendered Units have not been accepted for payment by July 15th (the 60th day from the Offer Date) at any time thereafter. We will be deemed to have accepted your Units, subject to the terms and conditions of the Offer, on the Expiration Date unless we terminate the Offer. If and to the extent we do not accept all or any of your Units, we will return them promptly to you.

     Other Terms. Except as modified as described above, the terms of the Offer and other information set forth in the Offer to Purchase continue in full force and effect.

Financial Information Concerning the Purchaser and the Co-Bidders.

     If the total amount of Units sought is purchased, our capital commitment will be approximately $3,936,000. The Purchaser's members have made binding commitments to contribute funds necessary to fund the acquisition of all Units subject to the Offer and all anticipated costs and expenses related thereto.
The Purchaser is not a public company and has not prepared audited financial statements. The Purchaser, its members and the Co-Bidders have an aggregate net worth in excess of $36 million, including net liquid assets of more than $7 million. Madison Capital has a net worth in excess of $25 million; the Purchaser and MRI Partners are each newly-formed entities with nominal net worth; Haberhill has a nominal net worth; each of Messrs. Gordon and Dickerman has a net worth in excess of $5 million; and Mr. Greene has a net worth in excess of $1 million.

Prior Communications Between the Purchaser and the Co-Bidders and the Partnership.

  As explained in the Offer to Purchase, commencing in January, 2001, executives of Host Marriott Corporation and its affiliates ("Host Marriott"), which owns the Partnership's General Partner, approached Douglas Greene, managing member of Haberhill and a former senior executive of Host Marriott, concerning its desire to sell its interests in the Partnership and an affiliated partnership, Marriott Residence Inn II Limited Partnership, and the possibility that Haberhill would acquire those interests as well as all or a portion of other interests held by unaffiliated Unitholders. Those negotiations, in which Madison and Haberhill suggested a purchase price per Unit of $300 to $400 and did not receive a response from Host Marriott, were terminated by Host Marriott in April 2001. At this time, Host Marriott informed the Purchaser that it had determined to engage an investment banker to advise it on a possible sale of the Partnership's properties or a transaction to provide liquidity to Unitholders, and that Haberhill and Madison would have to execute a one-year standstill agreement for discussions to continue. This they declined to do. None of the Purchaser nor the other Co-Bidders received any material information from Host Marriott which was not disclosed by Host Marriott prior to the Offer Date, and they have based the Offer Price upon their own analysis of publicly available information. The Offer Price is not the result of arm's length negotiations between the Purchaser and the Partnership.

     As explained in the Offer to Purchase, prior to forming Haberhill, Mr. Greene spent 18 years with Marriott Corporation and Host Marriott Corporation. As a Senior Vice President with Host Marriott from 1993 to 2000, he was responsible for management of Host Marriott's Asian hotel joint venture, selected hotel acquisitions, including those involving debt purchase and foreclosure, negotiated prepackaged bankruptcies and partnership rollups. He was also involved with certain of Host Marriott's limited partnership activities, including operations management oversight and refinancing and disposition of partnership properties, but did not have any material involvement with matters relating to the Partnership. Prior to 1993, he was a Vice President with Marriott Corporation, where his duties included a variety of acquisition, disposition and corporate and financing activities for the company's lodging properties.

Pending Litigation.

     On May 22, 2001, Madison Liquidity Investors 107, LLC, an affiliate of the Purchaser, commenced an action in the Chancery Court of the State of Delaware, New Castle County, seeking an order to compel the Partnership and the General Partner to disclose the list of holders of Partnership Units. The action alleges that the
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plaintiff, as a current limited partner of the Partnership, is entitled to this list under the Partnership's limited partnership agreement and Delaware law, and that the defendants have refused to provide the list despite due demand therefor. On May 30, 2001, the plaintiff filed a motion to expedite consideration of this action. The motion to expedite has not yet been determined by the court.

June 12, 2001

MADISON LIQUIDITY INVESTORS 114, LLC